Exhibit 7

RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2005	2004	2003	2002	2001
	(in million EUR, except ratios)
IFRS

Earnings:
Income before taxes	3,615	2,795
Add: fixed charges	3,279	2,640

(A)	6,894	5,435

Fixed charges:
Interest	373	398
Interest on fixed annuities, investment contracts and savings accounts	2,906	2,242

	3,279	2,640

Dividend on preferred shares	84	79
Coupons on perpetual capital securities	192	129

(B)	3,363	2,718

Ratio: (A)/(B)	2.0	2.0
Ratio excluding interest on fixed annuities, investment contracts and savings accounts:	8.7	6.7

US GAAP

Earnings:
Income from continuing operations before taxes	2,774	2,360	2,286	(841)	1,158
Add: fixed charges	3,471	2,769	3,231	3,619	4,268

(A)	6,245	5,129	5,517	2,778	5,426

Fixed charges:
Interest [1]	373	398	756	969	1,381
Coupons on perpetual capital securities [1]	192	129
Interest on fixed annuities, investment contracts and savings accounts [1]	2,906	2,242	2,475	2,650	2,887

	3,471	2,769	3,231	3,619	4,268

Dividend on preferred shares	84	79	95	30	3

(B)	3,555	2,848	3,326	3,649	4,271

Ratio: (A)/(B)	1.8	1.8	1.7	—	1.3
Ratio excluding interest on fixed annuities, investment contracts and savings accounts	5.1	4.8	3.6	—	1.8

Deficiency				(841)

[1]	Interest in 2003 and prior years include coupons on perpetual capital securities and interest on savings accounts.

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